JetPADS, INC.

650 S. Hill St. #J-4

Los Angeles, CA 90014

(310) 728-6579

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

August 15, 2008

Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:

jetPADS, Inc.

Registration Statement on Form S-1

Filed June 24, 2008

File No. 333-151867

To Whom it May Concern:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for jetPADS, Inc. (the “Company”).  We request that the registration statement be made effective as of August 20, 2008 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

jetPADS, Inc.

/s/ Robert Kanaat

Robert Kanaat

President